Exhibit 3.1

Section 5.3 of the By-Laws of Lennar Corporation, as amended.

5.3  (a) The Board of Directors shall appoint an Independent Directors Committee consisting of three or more Directors, none of whom is an officer or employee of the Corporation or of a subsidiary of the Corporation, and none of whom is a securityholder, director, officer or employee of LNR Property Corporation (“LNR”) or a subsidiary of LNR. The Chairman of the Independent Directors Committee shall be selected by the Committee.

(b) The Corporation may not take, or permit any of its more than 50% owned subsidiaries to take, any of the following actions, and the Board of Directors may not approve or authorize any of the following actions (if its approval or authorization is required), unless the action has been approved by the Independent Directors Committee:

(i) Enter into, or agree to enter into, any transaction or series of related transactions with LNR or any entity of which LNR owns more than 25% of the equity (together with LNR, an “LNR Entity”) that will involve more than $50 million, based upon total debt and equity commitments to be made by the Corporation or its subsidiary or the value of assets to be transferred to or received by the Corporation or its subsidiary.

(ii)  Incur, or agree to incur, an actual or contingent obligation to satisfy liabilities of an LNR entity totaling more than $50 million.

(iii) Take action (or authorize its representatives to take action) to authorize an entity of which the Corporation owns directly or through subsidiaries more than 25%, but not more than 50%, of the equity to enter into, or agree to enter into, a transaction with an LNR Entity that will involve, or to incur an actual or contingent obligation to satisfy liabilities of an LNR Entity totalling, more than (x) $50 million divided by (y) the percentage of the equity of the entity that is owned by the Corporation directly or through subsidiaries.

(iv) Approval of an agreement by the Independent Directors Committee will, unless the Independent Directors Committee states otherwise when it approves the agreement, constitute approval of all transactions required by the agreement.

(v) For the purposes of this Section 5.3, a material amendment of an agreement will constitute the entering into of a new agreement.

(c) The Independent Directors Committee may, at the request of the Board of Directors or of the Chief Executive Officer or the Chief Financial Officer of the Corporation, review or investigate any transaction or matter involving the Corporation or a subsidiary, whether or not the transaction or matter involves LNR or a subsidiary.